ASPECT MEDICAL SYSTEMS, INC.
One Upland Road
Norwood, Massachusetts 02062
July 5, 2007
BY ELECTRONIC SUBMISSION
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.E.
Washington, DC 20549-6010

Attention:	Lynn A. Dicker Division of Corporation Finance

Re:	Aspect Medical Systems, Inc. (the “Company”) Form 10-K for the year ended December 31, 2006 Filed March 15, 2007

File No. 000-24663
Dear Ms. Dicker:
I am writing in response to our telephone conversation on July 2, 2007. The Company hereby confirms that it will revise the manner in which it presents the reconciliation of the difference between its non-GAAP measures and the most directly comparable GAAP measures such that the reconciliation is not presented in the form of an income statement. We have attached hereto as Attachment 1 the revised reconciliation which is based upon the financial disclosures that were furnished in a Form 8-K by the Company to the Commission on April 25, 2007.
If you require any additional information, please telephone the undersigned at 617-559-7363.
Very truly yours,

/s/ Michael Falvey

Michael Falvey
Vice President and
Chief Financial Officer

Attachment 1
Reconciliation of GAAP to Non-GAAP Financial Measures

	Three months	Three months
	ended	ended
	March 31, 2007	April 1, 2006
GAAP costs of revenue	$6,079	$5,346
Stock-based compensation expense	(145)	(105)

Non-GAAP costs of revenue	$5,934	$5,241

GAAP gross profit margin	$18,040	$16,542
Stock-based compensation expense	145	105

Non-GAAP gross profit margin	$18,185	$16,647

GAAP profit margin percent	74.8%	75.6%
Stock-based compensation expense	—	—
Non-GAAP profit margin percent	75.4%	76.1%

GAAP research and development expenses	$4,221	$3,647
Stock-based compensation expense	(524)	(371)

Non-GAAP research and development expenses	$3,697	$3,276

GAAP sales and marketing expenses	$10,045	$8,733
Stock-based compensation expense	(808)	(627)

Non-GAAP sales and marketing Expenses	$9,237	$8,106

GAAP general and administrative expenses	$3,663	$2,938
Stock-based compensation expense	(740)	(537)

Non-GAAP general and administrative expenses	$2,923	$2,401

GAAP total operating expenses	$17,929	$15,318
Stock-based compensation expense	(2,072)	(1,535)

Non-GAAP total operating expenses	$15,857	$13,783

GAAP income from operations	$111	$1,224
Stock-based compensation expense	2,217	1,640

Non-GAAP income from operations	$2,328	$2,864

GAAP operating margin	0.5%	5.6%
Stock-based compensation expense	—	—
Non-GAAP operating margin	9.7%	13.1%

GAAP income before income tax	$1,093	$1,960
Stock-based compensation expense	2,217	1,640

Non-GAAP income before income tax	$3,310	$3,600

GAAP income tax expense	$576	$23
Stock-based compensation expense	(693)	—

Non-GAAP income tax expense	$1,269	$23

GAAP effective income tax rate	53%	—
Stock-based compensation expense	(15%)	—

Non-GAAP effective income tax rate	38%	—

	Three months	Three months
	ended	ended
	March 31, 2007	April 1, 2006
GAAP net income	$517	$1,937
Stock-based compensation expense	1,524	1,640

Non-GAAP net income	$2,041	$3,577

GAAP diluted earnings per share	$0.02	$0.08
Stock-based compensation expense	0.07	0.07

Non-GAAP diluted earnings per share	$0.09	$0.15

Guidance for Q2 2007

GAAP net income per diluted share	$0.03 - $0.04
Stock-based compensation expense	$0.07
Non-GAAP Net Income Per Diluted Share	$0.010 -- $0.11